CLIFTON STAR RESOURCES INC.

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED
MARCH 31, 2008

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2008.

CLIFTON STAR RESOURCES INC.

BALANCE SHEETS

(Unaudited - Prepared by Management)

	March 31, 2008	June 30, 2007
ASSETS
Current
Cash	$ 2,261,996	$ 491,534
Receivables	108,134	22,995
Prepaids	1,176	3,287
	2,371,306	517,816
Equipment (Note 3)	1,396	24
Deferred acquisition costs	-	138,698
Deferred financing costs	-	75,000
Mineral property and deferred exploration costs (Note 4)	2,354,156	-
	$ 4,726,858	$ 731,538
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Accounts payable and accrued liabilities	$ 395,584	$ 165,800
Shareholders' equity
Capital stock (Note 5)	6,817,082	3,004,264
Contributed surplus (Note 5)	987,345	254,401
Deficit	(3,473,153)	(2,692,927)
	4,331,274	565,738
	$ 4,726,858	$ 731,538

Nature of operations (Note 2)

Subsequent events (Note 11)

On behalf of the Board:

“Harry Miller”

Director

“Nick Segounis”

Director

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Month Period Ended March 31, 2008	Three Month Period Ended March 31, 2007	Nine Month Period Ended March 31, 2008	Nine Month Period Ended March 31, 2007
ADMINISTRATION EXPENSES
Amortization	$ 33	$ 3	$ 57	$ 8
Consulting	12,761	-	30,279	-
Filing and transfer agent fees	33,743	3,488	69,498	12,729
Insurance	-	-	13,900	-
Investor relations	-	-	53,635	-
Management fees	15,000	-	30,000	-
Office and miscellaneous	4,939	454	8,665	1,566
Professional fees	45,201	5,578	89,816	13,524
Shareholder costs	1,952	-	4,871	417
Stock-based compensation (Note 5)	323,539	230,444	517,479	282,510
Travel and telephone	6,481	1,183	17,806	3,410
	(443,649)	(241,150)	(836,006)	(314,164)
OTHER ITEMS
Interest income	27,837	4,512	55,780	14,765
Loss for the period	(415,812)	(236,638)	(780,226)	(299,399)
Deficit, beginning of period	(3,057,341)	(2,410,428)	(2,692,927)	(2,347,667)
Deficit, end of period	$ (3,473,153)	$ (2,647,066)	$ (3,473,153)	$ (2,647,066)
Basic and diluted loss per common share	$ (0.03)	$ (0.03)	$ (0.06)	$ (0.03)
Weighted average number of common shares outstanding	13,236,495	9,271,086	12,406,013	9,247,009

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Month Period Ended March 31, 2008	Three Month Period Ended March 31, 2007	Nine Month Period Ended March 31, 2008	Nine Month Period Ended March 31, 2007
CASH FLOWS FROM OPERATING
ACTIVITIES
Loss for the period	$ (415,812)	$ (236,638)	$ (780,226)	$ (299,399)
Items not affecting cash
Amortization	33	3	57	8
Stock-based compensation	323,539	230,444	517,479	282,510
Changes in non-cash working capital items:
(Increase) decrease in receivables	(44,291)	(1,837)	(85,139)	4,425
(Increase) decrease in prepaids	2,107	384	2,111	(2,734)
Increase (decrease) in accounts payable and accrued liabilities	(56,672)	(381)	3,010	(8,572)
Net cash used in operating activities	(191,096)	(8,025)	(342,708)	(23,762)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	115,500	31,000	4,009,783	31,000
Net cash provided by financing activities	115,500	31,000	4,009,783	31,000
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(1,429)	-	(1,429)	-
Deferred acquisition costs	-	(17,915)	-	(88,144)
Mineral property costs	(849,281)	-	(1,895,184)	-
Net cash used in investing activities	(850,710)	(17,915)	(1,896,613)	(88,144)
Change in cash during the period	(926,306)	5,060	1,770,462	(80,906)
Cash, beginning of period	3,188,302	506,203	491,534	592,169
Cash, end of period	$ 2,261,996	$ 511,263	$ 2,261,996	$ 511,263

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Clifton Star Resources Inc. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements for the year ended June 30, 2007 and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

3.

EQUIPMENT

	March 31, 2008			June 30, 2008

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 1,429	$ 33	$ 1,396	$ -	$ -	$ -
Office equipment	8,414	8,414	-	8,414	8,390	24
	$ 9,843	$ 8,447	$ 1,396	$ 8,414	$ 8,390	$ 24

4.

MINERAL PROPERTY AND DEFERRED EXPLORATION COSTS

The Company signed an option agreement dated September 20, 2006 whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”). The Main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

To earn its interest in the property, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($450,000 paid to date) cash over a three-year period and spend $4,000,000 of exploration expenditures on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property. Duquesne shall pay the GOR to the optionee within 30 days of each calendar quarter. For this purpose, gross revenue shall be calculated as if all minerals are sold at fair market value in an arm’s length transaction, provided that the sale price shall be reduced for the cost of transportation from the mine site to the point of sale. The GOR shall be computed using the date of sale.

The NSR retained by the shareholders under the terms of the agreement shall have priority over the aforesaid GOR, and notwithstanding the previous paragraph, the GOR shall not be paid unless and until the NSR has first been paid to the shareholders for the calendar quarter involved.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

4.

MINERAL PROPERTY AND DEFERRED EXPLORATION COSTS (cont’d ... )

Duqesne Gold Project
Acquisition costs, beginning balance	$ -
Additions during the period	468,500
Acquisition costs, ending balance	468,500
Deferred exploration costs, beginning balance	$ -
Additions during the period:
Assays	29,142
Camp costs	13,480
Drilling	1,415,794
Due diligence	52,429
Equipment rental	1,170
Field expenditures	92,873
Field personnel	112,080
Geological consulting	116,969
Geophysical	14,196
Line-cutting	5,532
Mapping	6,000
Mobilization and demobilization	13,240
Property leases and taxes	1,290
Travel, transport and freight	11,461
Deferred exploration costs, ending balance	1,885,656
Total mineral property and deferred exploration costs	$ 2,354,156

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized 100,000,000 common shares without par value
Balance as at June 30, 2007	9,335,330	$ 3,004,264	$ 254,401
Flow-through private placements	2,612,241	2,999,999	-
Non-flow through private placement	500,000	1,000,000	-
Finder’s fees	155,611	207,912	-
Shares for mineral property	10,000	18,500	-
Exercise of stock options	636,500	212,800	-
Contributed surplus on exercised stock options	-	149,646	(149,646)
Stock-based compensation	-	-	517,479
Share issue costs	-	(776,039)	365,111
Balance as at March 31, 2008	13,249,682	$ 6,817,082	$ 987,345

The Company issued the following common shares during the nine month period ended March 31, 2008:

Private Placement of 1, 999,998 Flow-Through Units

On July 3, 2007, the Company completed a non-brokered private placement by issuing 1,999,998 flow-through units priced at $0.75 per unit for total proceeds of $1,499,999. Each unit consists of one flow-through common share and one non-flow through warrant. Each warrant is exercisable from the closing date of the private placement at $1.00 per share in the first nine months and then at $1.25 per share in the following nine months.

The Company issued an additional 99,999 flow-through common shares and 199,999 non-flow-through agent’s options valued at $74,999 and $246,520 respectively as finder’s fees. The agent’s options have the same exercise terms as the units issued in the private placement.

An additional $1,500 in legal fees and $75,000 in deferred financing costs were allocated to share issue costs.

Shares Issued For Property Agreement

On July 3, 2007, issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d ... )

Private Placement of 612,243 Flow-Through Units

On October 9, 2007, the Company completed a non-brokered flow-through private placement of $1,500,000 through the sale of 612,243 flow-through units (FT Units) (each unit consisting of one common share and one warrant) at a price of $2.45 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.60 per share.

The Company granted 61,224 non-flow-through agent’s options valued at $61,374 which are exercisable at $2.45 per option until October 9, 2009 as part of a finder’s fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.60 per share until October 9, 2009. The Company issued 30,612 common shares valued at $73,163 for the remaining finder’s fee. The Company also paid $75,000 cash for due diligence fees and $835 in legal fees which have been recorded as share issue costs.

The securities have a hold period which expires on February 9, 2008.

Private Placement of 500, 000 Non-Flow Through Units

On October 9, 2007, the Company completed a non-brokered private placement of $1,000,000 through the sale of 500,000 hard dollar Units (each unit consisting of one common share and one warrant) at a price of $2.00 per Unit. Each warrant is exercisable until October 9, 2009 at a price of $2.10 per share.

The Company granted 50,000 agent’s options valued at $57,217 which are exercisable at $2.00 per option until October 9, 2009 as part of a finder’s fee. Each option is exercisable into one Unit (each unit consisting of one common share and one warrant). Each warrant is exercisable at $2.10 per share until October 9, 2009. The Company issued 25,000 common shares valued at $59,750 for the remaining finder’s fee. The Company also paid $50,000 cash for due diligence fees and $681 in legal fees which have been recorded as share issue costs.

The securities have a hold period which expires on February 9, 2008.

Stock options

Exercised Stock Options

On July 6, 2007, the Company issued 50,000 common shares at $0.20 for proceeds of $10,000 pursuant to the exercise of stock options. Capital stock and contributed surplus were each adjusted by $6,775 for stock-based compensation previously recorded on these exercised stock options.

On December 27, 2007, the Company issued 436,500 common shares at $0.20 for proceeds of $87,300 pursuant to the exercise of stock options. Capital stock and contributed surplus were each adjusted by $59,146 for stock-based compensation previously recorded on these exercised stock options.

On January 8, 2008, the Company issued 150,000 common shares at $0.77 for proceeds of $115,500 pursuant to the exercise of stock options. Capital stock and contributed surplus were each adjusted by $83,725 for stock-based compensation previously recorded on these exercised stock options.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Stock options (cont’d ... )

As at March 31, 2008, the following incentive stock options are available:

Number of Shares	Exercise Price	Expiry Date

75,000	$ 0.77	March 7, 2009
300,000	2.00	July 11, 2009
400,000	1.90	July 12, 2009
100,000	2.50	October 19, 2009
100,000	2.25	January 2, 2010
550,000	2.50	January 2, 2010
200,000	2.65	March 3, 2010

As at March 31, 2008, the following incentive stock options are fully vested:

Number of Shares	Exercise Price	Expiry Date

75,000	$ 0.77	March 7, 2009
112,500	2.00	July 11, 2009
150,000	1.90	July 12, 2009
25,000	2.50	October 19, 2009
12,500	2.25	January 2, 2010
68,750	2.50	January 2, 2010
25,000	2.65	March 3, 2010

Agent’s options

As at March 31, 2008, the following agent stock options are outstanding:

Number of Shares	Exercise Price	Expiry Date

199,999	$ 1.00	April 3, 2008
	if not, then at $ 1.25	January 3, 2009
50,000	2.00	October 9, 2009
61,224	2.45	October 9, 2009

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

Warrants

As at March 31, 2008, the following warrants are outstanding:

Number of Shares	Exercise Price	Expiry Date
1,999,998	$ 1.00	April 3, 2008
	if not, then at $ 1.25	January 3, 2009
500,000	2.10	October 9, 2009
612,243	2.60	October 9, 2009

Stock-based compensation

For stock options granted to employees, officers, directors and consultants, the Company recognizes as an expense the estimated fair value of the stock options granted. The fair value of each stock option granted is estimated on the date of granting using the Black-Scholes option-pricing model.

During the nine month period ended March 31, 2008, the Company granted 1,650,000 (2007 – 811,500) of which 468,750 (2007 – 811,500) were fully vested at March 31, 2008. Stock-based compensation expense of $485,851 (2007 - $282,510) was calculated using the Black-Scholes option pricing model. The Company recognized an additional $31,628 in stock-based compensation for options granted on March 7, 2007. The stock-based compensation has been recognized on the statement of operations and deficit with a corresponding entry to contributed surplus on the balance sheet.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and agent’s options issued during the period:

	March 31, 2008	March 31, 2007
Risk-free interest rate	3.97%	4.13%
Expected life of options	2 years	2 years
Annualized volatility	132.43%	147.68%
Dividend rate	0.00%	0.00%

6.

RELATED PARTY TRANSACTIONS

During the nine month period ended March 31, 2008, the Company paid or accrued $6,792 (2007 - $8,295) in legal fees to a law firm of which one of the Company’s former directors is a partner, and $68,305 (2007 - $Nil) in geological consulting fees to a director and a company controlled by a director of the Company.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

6.

RELATED PARTY TRANSACTIONS (cont’d ... )

Paid or accrued $14,644 (2007 - $Nil) to an officer for consulting services.

Paid or accrued $28,226 (2007 - $Nil) to a director for management fees.

Included in accounts payable is $4,000 (2007 – $500) due to a director and a former director for travel and legal expenses.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the nine month period ended March 31, 2008 were as follows:

a)

On July 3, 2007, the Company issued 10,000 common shares valued at $18,500 pursuant to the mineral property option agreement on the Duquesne Gold Project.

b)

On July 3, 2007, the Company issued 99,999 flow-through common shares and 199,999 non-flow-through agent’s options valued at $74,999 and $246,520 respectively as finder’s fees on the 1,999,998 flow-through unit private placement.

c)

On July 6, 2007, the Company allocated $6,775 for stock options exercised to capital stock from contributed surplus.

d)

On October 9, 2007, the Company issued 50,000 agent’s options and 25,000 common shares valued at $57,217 and $59,750 respectively as finder’s fees on the 500,000 non-flow through unit private placement.

e)

On October 9, 2007, the Company issued 61,224 agent’s options and 30,612 common shares valued at $61,374 and $73,163 respectively as finder’s fees on the 612,243 flow-though unit private placement.

f)

On December 27, 2007, the Company allocated $59,146 for stock options exercised to capital stock from contributed surplus.

g)

On January 8, 2008, the Company allocated $83,725 for stock options exercised to capital stock from contributed surplus.

There were no significant non-cash transactions during the nine month period ended March 31, 2007.

8.

SEGMENT INFORMATION

The Company conducts all of its operations in Canada and is currently focusing on exploration of the Duquesne property in Quebec, Canada.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10.

CONTINGENCY

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant. The compensation sought in the claim is as follows:

a)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

b)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

c)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

It is the opinion of the Company’s management that the statement of claim is without merit and the Company intends to defend the claim vigorously. The outcome of the legal claim cannot be estimated at this point in time and no provision for the claim has been recorded in these financial statements.

11.

SUBSEQUENT EVENTS

Private Placement of 476,190 Units

On April 2, 2008, the Company completed a non-brokered private placement of $999,999 through the sale of 476,190 Units (each unit consisting of one flow through common share and one non-flow through warrant) at a price of $2.10 per Unit. Each warrant is exercisable until April 2, 2010 at a price of $2.30 per share.

The Company granted 47,619 non-flow through agent’s options which are exercisable at $2.30 per option until April 2, 2010 as part of a finder’s fee. The Company issued 23,809 common shares to settle the remaining finder’s fee.

The securities have a hold period which expires on August 2, 2008.

Expired Warrant Price

On April 3, 2008, the $1.00 per share exercise price for 1,999,998 warrants expired. These warrants are now exercisable at $1.25 per share until January 3, 2009.

Extraordinary General Meeting

On April 8, 2008, the Company announced that it will hold an Extraordinary General Meeting on June 4, 2008 at 10:30AM in Suite 430, 580 Hornby Street, Vancouver, British Columbia.

CLIFTON STAR RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2008

11.

SUBSEQUENT EVENTS (cont’d ... )

Shareholder Increases Position

On April 10, 2008, Goodman & Company, Investment Counsel Ltd. (“G & C”) disclosed that on behalf of one or more of the mutual funds or other client accounts managed by it, increased its position in the Company by 2.96% on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, an increase by 5.17% on a partially diluted basis, as at March 31, 2008. G & C now exercises control or direction over 1,128,572 common shares and 1,180,272 purchase warrants of the Company. This represents an approximate 8.52% interest, on an undiluted basis, or assuming the conversion of the purchase warrants into common shares, an approximate 16.00% interest, on a partially diluted basis, as at March 31, 2008.

Private Placement of 317,556 Units

On April 14, 2008, the Company completed a non-brokered private placement of $666,868 through the sale of 317,556 Units (each unit consisting of one flow through common share and one non-flow through warrant) at a price of $2.10 per Unit. Each warrant is exercisable until April 14, 2010 at a price of $2.30 per share.

The Company granted 24,612 non-flow through agent’s options which are exercisable at $2.30 per option until April 14, 2010 as part of a finder’s fee. The Company issued 12,306 common shares to settle the remaining finder’s fee.

The securities have a hold period which expires on August 14, 2008.

Private Placement Announced

On May 3, 2008, the Company announced that it will conduct a non-brokered private placement of up to 2,000,000 Flow Through Units (each unit consisting of one share and one warrant) at a price of $2.20 per Unit. Each warrant will be exercisable for a period of twenty-four months from closing of the private placement at a price of $2.50 per share.

The Company will issue a finder’s fee payable in shares equal to 5% of the gross proceeds received by the Company and a finder’s option on the same terms as the subscriber’s units equal to 10% of the number of units sold to investors by Limited Market Dealer Inc.

CLIFTON STAR RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS (Unaudited – Prepared by Management) MARCH 31, 2008

11.

SUBSEQUENT EVENTS (cont’d ... )

Property Option Agreements

On May 6, 2008, the Company announced that it signed property option agreements to acquire all the outstanding shares of three companies containing certain mineral and surface rights to properties in Quebec and Manitoba.

The Quebec properties are comprised of three mining concessions, two claims, surface rights and infrastructure near the town of Duparquet. The concessions are Beattie Gold Mines, Donchester Gold Mines and the Hunter Mine.

The Manitoba property consists of ten claims near Cat Lake.

Terms of the agreements are $1,000,000 down payment with a drilling program on the Beattie and the Donchester and an evaluation of the entire project, a payment in three months and a final payment twelve months thereafter. The total purchase price of $50,000,000 will be raised through debt and equity financings.

A provision allows for an additional payment of $12,000,000 if the Company sells control of the gold properties or if the Company delineates four million oz. of gold.

Stock Options Granted

On May 7, 2008, the Company granted 75,000 stock options exercisable at $2.50 per share to an officer which will expire on May 7, 2010.